February 7, 2000



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:  Amended Schedule 13G
     Cooper Companies, Inc.
     As of December 31, 1999

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of an amended Schedule 13G for the above named company showing beneficial ownership of less than 5% as of December 31, 1999 filed on behalf of Awad Asset Management, Inc.

Very truly yours,



Kenneth K. Koster
Chief Compliance Officer

KKK:jmw
Enclosures

cc:  Office of the Corporate Secretary
     Cooper Companies, Inc.
     6140 Stoneridge Mall Road, Suite 590
     Pleasanton, CA  94588

     Securities Division
     New York Stock Exchange
     11 Wall Street
     New York, NY  10005




               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          Schedule 13G

           Under the Securities Exchange Act of 1934
                    (Amendment No. 1  )*


                  Cooper Companies, Inc.
                     (Name of Issuer)


               Common Stock par value $.10 per share
                 (Title of Class of Securities)


                           216648402
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                        Page 1 of 5 Pages


CUSIP NO. 216648402                                         13G
  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Awad Asset Management, Inc.
        58-2372400

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)______
                                                        (B)______

 3  SEC USE ONLY


 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of New York


     NUMBER OF           5    SOLE VOTING POWER
       SHARES                     485,802
   BENEFICIALLY          6    SHARED VOTING POWER
      OWNED                       - - -
      AS OF
   DECEMBER 31, 1999     7    SOLE DISPOSITIVE POWER
     BY EACH                      485,802
   REPORTING             8  SHARED DISPOSITIVE POWER
   PERSON WITH                    - - -

 9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     485,802

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS RPRESENTED BY AMOUNT IN ROW 9

           3.46.1%

12  TYPE OF REPORTING PERSON*

            IA


                  *SEE INSTRUCTION BEFORE FILLING OUT!


                          Page 2 of 5 Pages


Item 1(a) Name of Issuer:

          Cooper Companies, Inc.

Item 1(b) Address of Issuer's Principal Executing Offices:

          6140 Stoneridge Mall Road, Suite 590
          Pleasanton, CA  94588


Item 2(a) Name of Person Filing:

          Awad Asset Management, Inc.


Item 2(b) Address of Principal Business Office:

          250 Park Avenue, 2nd Floor
          New York, NY  10177


Item 2(c) Citizenship:

          New York


Item 2(d) Title of Class of Securities:

          Common Stock par value $.10 per share


Item 2(e) CUSIP Number:

          216648402

Item 3    Type of Reporting Person:

          (e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940


                  Page 3 of 5 Pages



Item 4     Ownership as of December 31, 1998:

           (a)  Amount Beneficially Owned:

                485,802 shares of common stock beneficially owned including:

                                                            No. of Shares
            Awad Asset
            Management, Inc.                                  485,802


            (b) Percent of Class:                               3.46%

            (c) Deemed  Voting Power  and  Disposition Power:

                (i)            (ii)           (iii)            (iv)
                                              Deemed           Deemed
                Deemed         Deemed         to have          to have
                to have        to have        Sole Power       Shared Power
                Sole Power     Shared Power   to Dispose       to Dispose
                to Vote or     to Vote or     or to            or to
                to Direct      to  Direct     Direct the       Direct the
                to Vote        to Vote        Disposition      Disposition

Awad Asset      485,802        ----           485,802          ----
Management, Inc.

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
                                                           ( X )

Item 6     Ownership of More than Five Percent on Behalf  of Another Person:

           N/A

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

           N/A


                       Page 4 of 5 Pages


Item 8     Identification and Classification of  Members  of the Group:   N/A

Item 9     Notice of Dissolution of Group:   N/A

Item 10    Certification:

           By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

           Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2000             AWAD ASSET MANAGEMENT, INC.


                                   __________________________________
                                   Kenneth K. Koster
                                   Chief Compliance Officer

















                       Page 5 of 5 Pages